Mail Stop 4561

May 22, 2009

By U.S. Mail and facsimile to: 360-756-2694

Mr. Richard P. Jacobson
President and Chief Executive Officer
Horizon Financial Corp.
1500 Cornwall Avenue
Bellingham, WA 98225

> **Re:** **Horizon Financial Corp.**
> **Form 10-K filed June 11, 2008**
> **Schedule 14A filed June 20, 2008**
> **Form 10-Q filed February 9, 2009**
> **File Number 000-27062**

Dear Mr. Jacobson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Mark Webb
Legal Branch Chief